UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September 2026

Commission File Number: 001-38836

BIOCERES CROP SOLUTIONS CORP.

(Translation of registrant’s name into English)

Ocampo 210 bis, Predio CCT, Rosario

Province of Santa Fe, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                                                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

The information set forth under the heading “Transfer to Nasdaq Capital Market and Grant of Additional Compliance Period for Minimum Bid Price Requirement” of this Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (Registration No. 333-284195) and Form S-8 (Registration Nos. 333-271941 and 333-266333).

The information in this Report on Form 6-K (this “Report”), including Exhibit 99.1 attached hereto, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except (i) as shall be expressly set forth by specific reference in such a filing, and (ii) for the information set forth under the heading “Transfer to Nasdaq Capital Market and Grant of Additional Compliance Period for Minimum Bid Price Requirement,” which is incorporated by reference as set forth in the first paragraph of this Explanatory Note.

This Report on Form 6-K contains: (i) the earnings release of Bioceres Crop Solutions Corp. (the “Company”) for the fiscal fourth quarter and fiscal year ended June 30, 2026; and (ii) a disclosure regarding the Company’s transfer to The Nasdaq Capital Market and the grant of an additional compliance period with respect to the minimum bid price requirement, as described below.

Transfer to Nasdaq Capital Market and Grant of Additional Compliance Period for Minimum Bid Price Requirement

As previously disclosed, on March 16, 2026, the Company received a notification from the staff of the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) that the Company was not in compliance with the requirement to maintain a minimum closing bid price of $1.00 per share (the “Minimum Bid Price Requirement”). The Company was provided an initial compliance period of 180 calendar days, or until September 14, 2026, to regain compliance. The Company did not regain compliance during the initial compliance period.

On September 15, 2026, the Company received a letter from Nasdaq (the “September Letter”) informing the Company that the Staff has approved the Company’s application to transfer its ordinary shares from The Nasdaq Global Market to The Nasdaq Capital Market (the “Capital Market”), effective at the opening of business on September 18, 2026. The approval was based, in part, on the Company meeting the applicable market value of publicly held shares requirement and all other applicable requirements for initial listing on the Capital Market (other than the Minimum Bid Price Requirement), the Company’s written notice of its intention to cure the deficiency by effecting a reverse stock split if necessary, and its agreement to the conditions outlined in the Nasdaq Listing Agreement.

The Staff informed the Company that it has been granted an additional 180-calendar-day compliance period, or until March 15, 2027, to regain compliance with the Minimum Bid Price Requirement. Compliance will be regained if the closing bid price of the Company’s ordinary shares is at least $1.00 per share for a minimum of 10 consecutive business days during this period. If the Company chooses to implement a reverse stock split, it must complete the split no later than 10 business days prior to March 15, 2027. If compliance is not demonstrated by March 15, 2027, Staff will provide written notification that the Company's securities will be subject to delisting, at which time the Company may appeal to a Hearings Panel.

The September Letter has no immediate effect on the listing or trading of the Company's securities, which will continue to trade on the Capital Market under the symbol “BIOX.” The Company intends to monitor the closing bid price of its listed security and will evaluate all available options to regain compliance, including by effecting a reverse stock split, if necessary. There can be no assurance that the Company will be able to regain compliance with the Minimum Bid Price Requirement or will otherwise remain in compliance with other Nasdaq listing requirements.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of applicable securities laws. These statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from those expressed or implied. Factors that could cause actual results to differ include, without limitation, the outcome of ongoing litigation and legal proceedings, the Company’s ability to secure additional financing, macroeconomic and agricultural market conditions in Argentina and other key markets, and the outcome of the Pro Farm foreclosure and transition process. The Company undertakes no obligation to update forward-looking statements except as required by law.

Exhibit List

Exhibit No.	Description
99.1	Press release, Bioceres Crop Solutions Corp. reports fiscal fourth quarter and fiscal year 2026 financial and operational results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOCERES CROP SOLUTIONS CORP.
(Registrant)

Dated: September 15, 2026	By:	/s/ Federico Trucco
	Name:	Federico Trucco
	Title:	Chief Executive Officer